STL MARKETING GROUP, INC.

10 BOULDER CRESCENT, SUITE 102

COLORADO SPRINGS, CO 80903

February 19, 2015

Mara L. Ransom

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	STL Marketing Group, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed March 28, 2014
File No. 000-55013

Dear Ms. Ransom:

By letter dated April 16, 2014, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided STL Marketing Group, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Second Amended Registration Statement on Form 10, filed on March 28, 2014 (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General

1.	We note your response to comment 24 in our letter dated January 3, 2014 in which you state that you were “not a shell company as of February 6th, 2014.” Please provide us with a detailed analysis as to why you do not believe you currently are a shell company as defined in Rule 405 of the Securities Act of 1933, as amended.

Response: Rule 405 of Regulation C under the Securities Act of 1933 defines a “shell company” as a company that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (ii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Company is not a “shell company” as described under Rule 405 of Regulation C of the Securities Act of 1933, as amended. Specifically, the Company does not believe that it can be classified as a company having “no or nominal operations”.  Since inception, the Company’s management has devoted a significant amount of time to develop its business plan, research the alternative energy industry, survey its geographical market, consult and hire leading experts in renewable energy, look for potential sites for its wind farm and eventually perform its business operations for paying customers as disclosed in the registration statement with the Commission.  In addition, the Company has begun its telecommunications business. As evidenced by our financial statements in the quarterly report on Form 10-Q for the period ended September 30, 2014, the Company has $89,439 in total current assets, $5,153,839 in total current liabilities, and $155,071 in total operating expenses.

To date, the Company has worked extensively to prepare and plan for the deployment of its wind farm in Costa Rica including assessing the wind energy available on certain sites and how much electricity could be generated from such wind. The Company has completed the following in furtherance of its wind energy business operations demonstrating more than nominal operations: (i) worked in conjunction with Garrad Hassan[1] to produce an Assessment of the Energy Production of the Proposed VTRES BACHE Wind Farm dated April 18, 2013, (ii) drafted and negotiated a Power Purchase Agreement for the Company’s wind farm which had a proposal affirmed and signed by the Compania Nacional de Fuerza y Luz, (iii) entered into a long term Lease Agreement for the wind farm (iv) received Project Finance Letter of Interest No. LI603967XX dated October 14, 2014 from the Export Import Bank of the United States, (v) explored and reviewed various sites in Costa Rica for the wind farm, (vi) consulted with numerous individuals in the Costa Rican government on the distribution market for private generation of electricity.

In addition, the Company’s telecommunications business has entered into a Strategic Alliance and Distribution Agreement with Call Management Products, Inc., and issued quotes to interested potential customers for VoIP equipment.

Furthermore, in Securities Act Release No. 8869, 92 SEC Docket 110, titled Revisions to Rules 144 and 1451, several commenters to the release were concerned that the definition of a shell company, as defined in the beginning of this response, would capture virtually every company during its start-up phase and that the definition was therefore too broad. The SEC specifically addressed this situation in footnote 172 to the Release (although they are addressing it in the context of Rule 144) by saying, in applicable part: Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.” (emphasis added).

The Company agrees with the Commission’s interpretation of the definition of a shell company as described above. We are a startup company in its development stage with a limited operating history. We are continuing to find ways to improve our business operations to generate value for our shareholders. We are a fully reporting company to potentially take advantage of the capital markets and provide the possibility of liquidity to our shareholders. As such, when applied to the Commission’s interpretation we should not be deemed a shell company because we have more than “no or nominal operations”.

2.	We note your response to comment 2 in our letter dated January 3, 2014, stating that you have “sent the Lease Agreement to the offices of the Commission.” However, we have not received a copy of the Lease Agreement and note that the Lease Agreement has not been included in the exhibit index. Please advise us as to whether your intention is to file the agreement as an exhibit to your filing and submit a confidential treatment request for certain limited redacted portions of the agreement pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, or to submit the agreement as supplemental material and make a concurrent request that the agreement be returned to you pursuant to Rule 12b-4 under the Exchange Act and/or afforded confidential treatment under Rule 83.

Response: The Company has provided the Lease Agreement and renewed Lease Agreement (the “Agreements”) to your offices via regular mail with UPS tracking number 1Z8573RR0391507914. The Agreements are being submitted as supplemental material and we request that they be returned to us pursuant to Rule 12b-4 under the Exchange Act and afforded confidential treatment under Rule 83.

3.	We note your response to comment 4 in our letter dated January 3, 2014, stating that you have “provided the AEP Report in full via regular mail to the Commission as the contents of this report are confidential.” However, we have not received a copy of the AEP Report. Please advise us as to whether your intention is to file the report as an exhibit to your filing and submit a confidential treatment request for certain limited redacted portions of the report pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, or to submit the report as supplemental material and make a concurrent request that the report be returned to you pursuant to Rule 12b-4 under the Exchange Act and/or afforded confidential treatment under Rule 83.

Response: The Company has provided the AEP Report to your offices via regular mail with UPS tracking number 1Z8573RR0391507914. The AEP Report is being submitted as supplemental material and we request that it be returned to us pursuant to Rule 12b-4 under the Exchange Act and afforded confidential treatment under Rule 83.

Item 1A. Risk Factors, page 7

4.	We note, for example, your statement that “[a]s of December 31, 2012, we had an accumulated deficit of $1,574,530.” Further, we also note your estimate that you have “sufficient capital for operations through the first quarter of the 2014 fiscal year.” Please update this section to provide information as of the end of your most recently completed fiscal year.

Response: We have updated this section to provide information as of the end of our most recently completed fiscal year as well as the end of our most recently completed quarter.

Item 3. Properties, page 17

5.	We note that your lease agreement for the office located at 10 Boulder Crescent, Suite 102, Colorado Springs, CO 80903 expired on October 31, 2013. Further, we note the disclosure on page F-19, in Note 13 to the financial statements of STL Marketing Group, Inc. & Subsidiaries, that such lease has been renewed for an additional three years. Please update your disclosure accordingly and provide the current lease terms, including a copy of the lease or amendment, as applicable.

Response: We have updated our disclosure accordingly and have provided the current lease terms, including a copy of the second rental amendment to the Lease Agreement.

6.	In the third paragraph of this section, you describe the lease with Guanacaste, Costa Rica as being both “potential” and currently in place. Please revise your disclosure to clarify the current status of the lease agreement. If the lease has not yet been executed, please explain how you know the terms of the lease. If the lease has been executed, please clarify the terms of the agreement and tell us whether the agreement is material.

Response: We have revised the third paragraph of this section to clarify the current status of the lease agreement. Additionally, we have clarified the terms of the agreement and have disclosed whether it is material.

Item 4. Security Ownership of Certain Beneficial Holders and Management, page 17

7.	We note that the beneficial ownership table on page 18 reflects that Jose P. Quiros holds 126.48% of your outstanding shares. We further note that the table reflects that an aggregate amount equal to 256.27% of all your outstanding shares are held by your directors, officers and more than 5% beneficial owners. Please revise such table such that the percentage of all classes of stock held by each such beneficial holder is calculated out of the total number of outstanding shares, rather than each separate class. We may have further comments.

Response: We have revised this table such that the percentage of all classes of stock held by each such beneficial holder is calculated out of the total number of outstanding shares, rather than each separate class.

8.	Please revise the beneficial ownership table such that the percentage of each class of stock held by each beneficial owner is correctly represented in the table. For example, we note that Jose P. Quiros holds 100,000,000 shares of your common stock, which we believe constitutes 71.8% of the 139,223,524 outstanding shares of your common stock. However, the beneficial ownership table states that Mr. Quiros holds 26.48% of your outstanding common stock.

Response: We have revised the beneficial ownership table such that the percentage of each class of stock held by each beneficial owner is correctly represented in the table.

9.	Please update this table to provide beneficial ownership information as of the most recent practicable date, including but not limited to the disclosure of any shares beneficially held by Tarpon Bay Partners, LLC and the addresses of beneficial owners of more than 5% of the outstanding stock. See Item 403 of Regulation S-K.

Response: We have updated this table to provide beneficial ownership information as of the most recent practicable date. We have also revised the table to include the addresses of beneficial owners of more than 5% of the outstanding stock of the Company. The Company is in the process of obtaining the names and holdings of shares held in Cede & Co.

Item 6. Executive Compensation, page 19

10.	Please provide disclosure with respect to executive compensation for your most recently completed fiscal year.

Response: We have updated our disclosure to provide executive compensation data for our most recently completed fiscal year.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 21

11.	Please provide disclosure with respect to related party transactions for your most recently completed fiscal year. Please also update the disclosure under the heading “Related Party Notes Payable” for this same period.

Response: We have revised this section to provide disclosure with respect to related party transactions for our most recently completed fiscal year as well as our most recently completed quarter.

Item 8. Legal Proceedings, page 21

12.	Please update this section to describe all applicable legal proceedings, including but not limited to the Settlement Agreement in the matter titled Tarpon Bay Partners, LLC v. STL Marketing Group, Inc., Case No. 2014-CA-278, as described in your Current Report on Form 8-K, filed with the Commission on March 25, 2014. In addition, please update the disclosure throughout your registration statement to reflect the impact of the Settlement Agreement on your business and operations, as applicable.

Response: We have updated this section to describe all applicable legal proceedings, including but not limited to the Settlement Agreement in the matter titled Tarpon Bay Partners, LLC v. STL Marketing Group, Inc., Case No. 2014-CA-278, as described in our Current Report on Form 8-K, filed with the Commission on March 25, 2014. We have also updated our disclosure throughout the registration statement to reflect the impact of the Settlement Agreement on our business and operations.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity, page 21

13.	Please provide update your disclosure for your most recently completed fiscal year.

Response: We have provided an update in this section for our most recently completed fiscal year.

Item 10. Recent Sales of Unregistered Securities, page 22

14.	Please update this disclosure, including but not limited to the issuance of shares to Tarpon Bay Partners, LLC, pursuant to the terms of the Settlement Agreement.

Response: We have updated our disclosure to include the issuance of shares to Tarpon Bay Partners, LLC, pursuant to the terms of the Settlement Agreement.

Item 13. Financial Statements and Supplementary Data, page 25

STL Marketing Group, Inc. & Subsidiaries Financial Statements, page 25

Consolidated Changes in Stockholders’ Deficit, page F-3

15.	We reviewed the revisions to your disclosure in response to comment 17 in our letter dated January 3, 2014. The net equity deficit acquired in the reverse merger should be recognized as an increase in the deficit accumulated during the development stage. Also, the deficit column and the deficit line item in the balance sheet should be combined with the deficit accumulated during the development stage. Please revise. Please also revise the statement of changes in stockholders’ deficit included in Form 10-Q/A filed January 6, 2014.

Response: The Company recorded the deficit acquired in the reverse merger separate from the “accumulated deficit during the development stage” to agree to the amount disclosed on the Statements of Operations for the inception to date column.  The Company believed this was appropriate to not confuse the readers of the financial statements.  The FASB  has adopted ASC 915 Development State Entities: “Elimination of Certain Financial Reporting Requirements, including an Amendment to Variable Interest Entities Guidance in Topic 810, consolidation,” which allows the Company to adopt the guidance for any annual or interim reporting period for which the entity’s financial statements have not yet been issued.  The Company intends to adopt this guidance for the December 31, 2014 year end audit and request that since the next filing will address this issue the Company will handle this matter on a prospective basis.  The filing of amendments to the Company’s annual and quarterly filings would cause an undue financial burden on the Company.

Notes to the Condensed Consolidated Financial Statements, page F-6

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page F-6

Nature of Operations, page F-6

16.	We reviewed the revisions to your disclosure in response to comment 22 in our letter dated January 3, 2014. As previously requested, please file a copy of the acquisition agreement as an exhibit to the filing.

Response: We have filed a copy of the acquisition agreement as an exhibit to the filing.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2013

17.	Please tell us why the amounts presented for the effect of the merger and recapitalization on additional paid in capital and deficit are different from the amounts reflected in the interim financial statements included in amendment to Form 10 filed March 28, 2014.

Response: The Company requests prospective treatment in accordance with the Company’s response to comment 15. If prospective treatment is granted, the Company will file an amendment to the Form 10-Q for the period ended September 30, 2014 to reconcile the amounts presented for the effect of the merger and recapitalization on additional paid in capital and deficit.

Exhibits 31.1 and 31.2

18.	As previously requested in comment 28 of our letter dated January 3, 2014, please revise paragraphs 4 and 5 to conform exactly to the certifications as set forth in Item 601(b)(31)(i) of Regulation S-K.

Response: We will revise paragraphs 4 and 5 to conform exactly to the certifications as set forth in Item 601(b)(31)(i) of Regulation S-K.

Thank you for your assistance in reviewing this filing.

Very truly yours,

Jose P. Quiros

Chief Executive Officer of STL Marketing Group, Inc.

[1] http://www.gl-garradhassan.com/en/Offshore.php